

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2013

Via E-mail
Candice J. Wells
Vice President, Assistant General
  Counsel and Corporate Secretary
Linn Energy, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002

> **Re: LinnCo, LLC**
> **Linn Energy, LLC**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 4, 2013**
> **File No. 333-187484**
>
> **Linn Energy, LLC**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 0-51719**

Dear Ms. Wells:

We have reviewed your amended registration statement and letter dated June 3, 2013, and we have the following comments. We have limited our review of your registration statement and other public filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information and by amending your other public filings, providing the requested information or advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement, your other public filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Risk Factors, page 34

LinnCo will incur corporate income tax liabilities…, page 35

1.   You disclose that LINN has agreed to pay LinnCo $6 million per year for three years (2013, 2014 and 2015). You further state that, taking into account these payments and based on current projections and assumptions, "the transaction is not currently expected to give rise to any additional unreimbursed tax liability for LinnCo for the next three years over and above its previously disclosed estimates." Please clarify whether LINN has any obligations to reimburse LinnCo for any additional tax liability, should they occur.

Merger-Related Proposals, page 64

2.   We note your responses to prior comments 1 and 3. Please address how you determined that these amendments, including the amendment to Section 2.4, do not need to be unbundled with respect to future transactions. That is, your prior responses indicate that these changes are necessary in order to consummate the transaction with Berry, but it is unclear why shareholders are not being given the opportunity to vote on whether these restrictions should be permanently amended such that shareholders will no longer have the ability to approve individual transactions of this nature. Please provide your analysis. As noted in the Fifth Supplement to the Division of Corporation Finance's telephone interpretation manual, cited in your response, unbundling is necessary even when changes are negotiated between the parties as part of the transaction. As also noted in the Fifth Supplement, unbundling does not affect the ability of contracting parties to condition completion of a transaction on shareholder approval of separate proposals.

Unaudited Pro Forma Condensed Combined Financial Information, page 166

General

3.   We note that you added disclosure in response to prior comment 10 in point (e) on page 181 to reference pro forma adjustments to include derivative gain in 2012 and derivative loss in 2013 in equal amounts for derivatives acquired by Berry Petroleum at your request. Please expand your disclosure to clearly explain what the 2012 and 2013 adjustments represent and how the amounts were determined. Additionally, disclose the amount of any expenditure made by Berry Petroleum to acquire these instruments, and the corresponding fair values reported in the historical financial statements as of March 31, 2013.

4.   Please expand your disclosure in note (d) on page 172 to clarify the extent to which your pro forma adjustments include the effects that are expected to arise in connection with your election to use for tax purposes the remedial method, as referenced in your disclosures on pages 35 and 39. Given that you have arranged for Linn Energy LLC to compensate LinnCo LLC for the increased tax liability that will result from this method through 2015, also clarify the extent to which the $18 million to be paid during this period is expected to fully compensate LinnCo LLC for the total tax liability that it will incur for as long as the effects of having made this election persist. Please quantify the total tax benefits that Linn Energy LLC expects to realize from this arrangement, and the number of years over which these benefits are expected to be realized.

Form 10-K for the Fiscal Year ended December 31, 2012

General

5.   Please submit draft amendments to your periodic reports that reflect all revisions that you have agreed to make in the course of this review, including all changes to corresponding disclosures that appear in your registration statement.

Management's Discussion and Analysis, page 33

Results of Operations, page 38

Liquidity and capital resources, page 51

6.   The additional disclosure you provided on page 249 in response to prior comment 22 indicates that changes in premiums paid for commodity derivatives are due to changes in the level of "acquisition activity." As requested in our prior comment, you should further expand this disclosure to clearly explain the factors you consider in determining the extent to which you enter into commodity derivative arrangements requiring you to pay premiums. Additionally, please provide disclosure which more clearly explains the relationship between acquisition activity and premiums paid. In this regard, specify the producing reserves or production volumes associated with the acquisitions, clarify the level at which those quantities were hedged, and explain your strategy in choosing the mix of swaps and put options, and in deciding whether to pay premiums.

Non-GAAP Financial Measures

Adjusted EBITDA, page 57

7.   We have read your response to prior comment 23, regarding the ways in which management and investors use adjusted EBITDA, which you disclose on page 255. Please further modify your disclosures to explain the difference between the uses set

forth in your first three points, i.e. to assess the ability of your assets to generate cash, to assess the financial performance of your assets, and to assess your operating performance, to include details sufficient to understand how these aspects of your business are fairly represented in your non-GAAP measure. Please also expand your disclosure in points three and four to clarify how this measure properly exhibits return on capital and allows external users to assess the viability of your acquisitions and capital expenditure projects.

8. In your discussion of distributable cash flow (DCF) on page 256, you explain that the measure indicates to investors whether you are generating cash flow at a level that can sustain or support an increase in your quarterly distribution rates. However, in subsequent disclosure, you indicate that management must consider the timing and size of planned capital expenditures in determining the sustainability of quarterly distributions and that, as a result, DCF should not be viewed as indicative of the actual amount of cash that you have available for distribution or plan to distribute. In view of this, expand your disclosure under this section to clarify why you believe DCF is useful to investors.

9. To help investors understand the relationship between your calculation of distributable cash flow and actual cash distributions, please expand your disclosure to provide a quantified reconciliation between these two amounts for all periods presented. See Item 10(e)(1)(i)(A) of Regulation S-K.

10. Your response to prior comment 25 suggests that you disclose the measure of Adjusted EBITDA to demonstrate compliance with a material term of your credit facility. However, the uses for this measure that you describe on page 255 of your filing do not include this reason. In view of this, explain why you believe the presentation on page 255 is consistent with your response.

11. Please submit the proposed revised definition of Adjusted EBITDA that you believe will be included in your credit facility and confirm to us that the measure of Adjusted EBITDA presented on page 257 of your filing is prepared in exact accordance with this proposed revised definition. Also tell us the extent of your consultations with lenders regarding interpretations of the Adjusted EBITDA definition referenced in covenant provisions that would accommodate adjustment to exclude each particular item that is not specifically identified in the definition, such as the value of derivatives settled, premiums paid for derivatives, and activity of businesses acquired pertaining to periods in advance of establishing control. Please describe any circumstances under which your lenders have reviewed and approved your computations of Adjusted EBITDA.

12. We understand from your response to prior comment 26 that you exclude the value of put options and premiums paid while including proceeds on settlement in calculating your non-GAAP measures because you regard the cost as you do costs of properties and other capital activities that provide long-term benefits. Please clarify the extent to which the

derivative instruments that you paid to acquire were not settled within one year of the transaction date. We also note from your response to prior comment 26 that you characterize the adjustments necessary to report derivatives at fair value as a"...reduction in the asset value of put options over time," and view the costs of premiums as you do amortization of long-term assets. Please explain why you believe this rationale is sufficient given that it does not encompass elements of value unrelated to the time component, such as changes in the market price of the underlying commodity.

13. In response to prior comment 27, you explain that you include in your non-GAAP measures amounts pertaining to acquisitions that are attributable to periods prior to obtaining control, although you exclude the associated costs because you obtain the funds by issuing debt and equity. Given the discretionary element at hand in negotiating cash to be received or paid in completing an acquisition, the rationale for separating a purchase price that is measured under GAAP into individual non-GAAP components is not clear to us. That is, given the various interrelated factors that impact the accounting and reporting of acquisitions under GAAP, such as the determination of purchase price and valuation of acquired assets and liabilities, the usefulness of an adjustment that attempts to isolate a single, non-GAAP aspect of the acquisition is not clear. In view of this, further explain your basis for this adjustment, and why you believe it is useful to investors.

14. We note that you have revised two line captions previously identified as "unrealized" gains/losses on commodity and interest rate derivatives, to identify these amounts instead as "mark-to-market" gains and losses on derivatives. However, the amounts do not agree with the corresponding measures reported in your financial statements. The premiums referenced in footnote (3) on page 257 also do not appear to be sufficiently similar to period-to-period changes in fair value to support including both items in a single line item. Therefore, it appears you should revise your presentation to show changes in fair value, premiums paid, and the value of settled derivatives on separate line items. Please ensure the captions of these line items are clearly descriptive of the amounts reported and in accordance with the guidance in Item 10(e)(1)(ii)(E) of Regulation S-K.

Supplemental Oil and Natural Gas Data (Unaudited), page 100

Proved Oil, Natural Gas and NGL Reserves, page 102

15. In your response to prior comment 34, you state that, at current spot and forward strip pricing, essentially all of LINN's year end 2012 proved undeveloped reserves would have positive present worth discounted at 10%.

Please quantify for us the net reserve amounts of those locations that would not have positive present worth discounted at 10% based on the current spot and forward strip pricing.

Tell us also the current spot and forward strip prices used in your analysis of present worth discounted at 10% and the break even gas price necessary to recover the capital investment required to bring all of these wells onto production.

Finally, tell us if the wells identified to have positive present worth discounted at 10% meet the minimum rate of return used by management in making its investment decisions. Also tell us if LINN has actually drilled wells or signed AFEs for any wells with similar rates of return during 2012 or 2013 year to date and if not, why not.

Website Presentations

February 21, 2013: Supplemental Q4 2012 Financial and Operational Results

16. We note your response to prior comment 40, clarifying that maintenance capital expenditures are directed only to convert non-producing reserves (PDNP and PUD) to producing status, and do not encompass any acquisition, exploration or development expenditures incurred in periods prior to including the projects in your maintenance capital expenditure programs. We also see that you have added a brief description on page 258 in footnote 8 to your non-GAAP reconciliation, indicating maintenance capital is a 12 month calculation of amounts required to hold production and reserves flat. Since your estimates only reflect the final dollars to be spent on projects during the period of conversion, please explain why you believe the subjectivity in sequencing activities and expenditures does not preclude meaningful differentiation between these expenditures and other expenditures necessary to acquire, explore, and develop properties.

17. We note that although disclosure in your filing indicates maintenance capital represents your estimate of capital expenditures required to hold production flat from year-to-year and to replace proved reserves, your response to prior comment 40 indicates that the calculation of maintenance capital only includes the cost to convert non-producing reserves (PDNP and PUD) to producing (PDP) reserves. Based on this, it appears that maintenance capital expenditures only change the production status of existing proved reserves, and do not result in the establishment of additional proved reserves. In view of this, explain why you believe it is appropriate to describe one of the objectives of maintenance capital expenditures as being "to replace proved reserves."

18. Please expand the narratives accompanying your non-GAAP disclosures that reflect adjustments for your estimates of maintenance capital expenditures to also disclose actual maintenance capital expenditures for all periods presented.

19. Please submit details of the acquisition, exploration and development expenditures that were incurred on properties included in your maintenance capital expenditure program during periods that preceded inclusion of the properties in the program, as requested in

prior comment 40. Also describe with reasonable detail the status of each project or property in your maintenance capital expenditure programs at the beginning of the relevant periods, and the specific activities undertaken as a result of the maintenance capital expenditures allocated to each project or property to achieve producing status.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Candice J. Wells
Linn Energy, LLC
June 26, 2013
Page 8

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/H. Roger Schwall

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
      Sean T. Wheeler
      Latham & Watkins LLP